Baker & McKenzie LLP
805 Third Avenue
New York, New York 10022, USA
Tel: +1 212 751 5700
Fax: +1 212 759 9133
www.bakernet.com

November 8, 2005
Charito A. Mittelman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CRM Holdings, Ltd.
Registration Statement on Form S-1 (No. 333-128424)
Dear Ms. Mittelman:
CRM Holdings, Ltd. (the “Company”) has requested that we respond to the staff’s comment letter, dated October 18, 2005, relating to the Company’s Registration Statement on Form S-1 (No. 333-128424) filed on September 19, 2005 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments.
The Company is submitting herewith an amended Registration Statement marked to show changes to the Registration Statement and certain other modifications. The Company has complied to the best of its ability with the staff’s comments. The Company has responded to all of the staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.
If possible, the Company respectfully requests any further comments on the Company’s responses and the revised draft as soon as the Commission deems practicable as the Company desires to commence its roadshow before the end of November, 2005.
The Company’s responses to the comments in the staff’s letter are as follows:
General
1.	Please provide supplemental copies of the graphics you intend to use for staff review.
The Company does not intend to use any graphics in connection with the Registration Statement.
2.	We note your intention to issue shares of CRM Holdings to existing shareholders of Compensation Risk Managers, LLC, CRM CA, Eimar, and Twin Bridges in furtherance of your restructuring plan for CRM Holdings immediately prior to the closing of this offering. Please
Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

tell us what consideration you gave to the potential integration of these issuances with your initial public offering.
The Company believes that the issuances of the Company’s common shares and class B shares pursuant to the restructuring should not be integrated with the common shares to be sold pursuant to the public offering for the following reasons:
(i) The issuance of the Company’s common shares and class B shares pursuant to the restructuring is not part of a single plan of financing. The restructuring is being implemented to reorganize CRM, CRM CA, Eimar and Twin Bridges under one holding company whose shares would be issued to the public. The existing shareholders will hold shares in the Company in exactly the same proportion as their respective interests in CRM, Eimar and Twin Bridges, and accordingly, there will be no economic change in the share ownership of the existing shareholders as a result of the restructuring. The Company is not engaging in any financing activity in connection with the restructuring.
(ii) The issuance of the Company’s common shares and class B shares pursuant to the restructuring do not involve the exact same class of securities as those in the public offering. Under the restructuring, the Company is issuing common shares and non-voting class B shares to the existing shareholders. The non-voting class B shares will not be registered under the Securities Act of 1933, as amended, or listed on the Nasdaq National Market. Under the public offering, CRM Holdings is issuing only common shares.
(iii) The consideration to be received by the Company in the restructuring is different from the consideration to be received from the public offering. Under the restructuring, the Company will receive all of the shares of CRM, CRM CA, Eimar and Twin Bridges. Under the public offering, the Company will receive cash based on a price to be determined between the Company and the Underwriters.
(iv) The issuance of the Company’s common shares and class B shares under the restructuring is not made for the same general purpose as the offer and sale of the Company’s shares in the public offering. The purpose of the restructuring is to reorganize the existing companies (CRM, CRM CA, Eimar and Twin Bridges) under one holding company in preparation for the holding company’s public offering. The purpose of the public offering is to raise cash in the public markets to provide additional surplus to Twin Bridges, to pay down existing indebtedness and for general corporate purposes.
For the reasons discussed above, the Company does not believe the issuance of common shares and class B shares under the restructuring should be integrated with its public offering of its common shares.
Inside Front Cover Page
3.	Please relocate the dealer delivery obligation disclosure to the outside back cover page. See Item 502(b) of Regulation S-K.
As requested, the dealer delivery obligation disclosure has been moved to the outside back cover page of the prospectus.
4.	Please avoid the use of acronyms such as BMA in the forepart of your document. See updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 1, 3 and 5.
As requested, all references to “BMA,” “PHC,” “PFIC,” “CFC,” and “RPII” have been replaced by “Bermuda Monetary Authority,” “personal holding company,” “passive foreign investment company,” “controlled foreign corporation” and “related person insurance income,” respectively.
Prospectus Summary
5.	The summary should contain a brief description of the information contained in the prospectus, specifically highlighting the key aspects of the offering. Please revise and delete verbatim repetition from other locations of the prospectus. For example, much of the repetitive information relates to the operation of your business which is more appropriately disclosed in the Business section of your document.
The requested changes have been made.
6.	Provide support for your statement that you are a leading provider of fee based management and other services for workers’ compensation self insured groups in New York and California, marking the relevant portions of any material provided for our review. We note the risk factor relating to intense competition in the workers’ compensation insurance business and your limited operating history in California.
As requested, documentation has been attached herewith, demonstrating that the Company is a leading provider of fee-based management and other services for workers’ compensation self-insured groups in New York and California.
According to the Summary of Funding Status as of July 1, 2005, issued by the New York State Workers’ Compensation Board, there were 64 self-insured groups in the State of New York on such date. The chart sets forth the group administrator for each self-insured group listed. First Cardinal manages the most, with 11 of the listed groups and the Company manages the second most, with 8 of the listed groups.
The Group Roster taken from the website of the California Department of Insurance on October 4, 2005 demonstrates that there were 23 self-insured groups in California on such date, with the Company managing the most, with 6 of those groups, and Matrix Absence Management providing third-party administrative services to such groups. Please note that the roster numbers assigned to the groups managed by the Company are 4504, 4505, 4507, 4512, 4518 and 4522. The Company believes that these attachments demonstrate that the Company is a leading provider of such fee-based management services in both New York and California.
7.	We note your disclosure relating to revenues over the past five years and annualized premium rates. In order to provide a balanced discussion of your results of operations, please revise to disclose net income figures which have increased less than 1% for the period ended June 2005 compared to the same period in June 2004. Alternatively, please revise to remove the discussion of your results of operations from the summary and leave such discussion for your MD&A and Business sections.
The net income figures for the nine months ended September 30, 2005 increased 38% compared to the same period in 2004. In light of this significant increase, the Company believes that the discussion relating to revenues over the past five years and annualized premium rates is balanced, and has not made any disclosure with respect to net income.
8.	We note the disclosure of your competitive strengths. Please provide a balanced discussion of the material risks of this offering immediately following your discussion of these strengths, including a discussion of the risks of conflicts of interest relating to managing and reinsuring the same self-insured groups, the intense competition, and the regulatory impediments to your reinsurance business and expanding operations in both New York and California.
The requested disclosure has been added to the summary immediately after the disclosure of competitive strengths under the caption, “Operating Challenges”.
9.	In the second paragraph on page 2, please disclose the New York aggregate annualized premiums as of December 31, 2003.
The requested disclosure has been made.
Superior Operational and Financial Track Record, page 3

10.	Provide support for your statement that you have a “superior operational and financial track record” by telling us how your record compares to your competitors. Please also advise us why management fees paid in 2004 support the claim that you have a superior financial track record.
The relevant language has been changed from “Superior operational and financial track record” to “Established operational and financial track record” on page 3 of the amended Registration Statement. The Company bases its belief that it has an established operational and financial track record on the growth of its business in the two states in which it is active. As noted elsewhere in the amended Registration Statement, the Company’s New York business commenced in 1999, and grew to encompass eight self-insured groups whose aggregate annualized premiums were $111.5 million as of September 30, 2005. The Company commenced business in California in October 2003, where such business has grown to $64.0 million in aggregate annualized premiums as of September 30, 2005 for the six self-insured groups. The Company believes this performance justifies the statement that it has an established operational and financial track record.
Full Range of Services for Self Insured Groups, page 3
11.	Revise to disclose how providing the full range of services listed is advantageous over any other competing entity providing similar services.
     The requested disclosure has been added to the summary under “Competitive Strengths — Full Range of Services for Self-insured Groups.”
Continued Growth of Fee-Based Business, page 4
12.	Clarify your status to date in your entering the new markets or expanding to offer medical bill review and case management services to large self-insured entities and other third parties.
The requested disclosure has been added to the summary under “Strategy —Expansion of our medical bill review and case management services.”
Growth of Reinsurance Business, page 4
13.	Quantify the amount of the proceeds reserved for Twin Bridges.
In response to this request, disclosure has been added within the section entitled “Use of Proceeds” to read as follows:

We intend to use approximately $• of our net proceeds from this offering to provide additional surplus to Twin Bridges, $4,700,000 to pay the amount outstanding under our revolving credit facility with KeyBank National Association, or KeyBank, of which $3,500,000 was outstanding as of September 30, 2005, and the balance for general corporate purposes. From time to time we may contribute further amounts to Twin Bridges as additional surplus.
The Company expects that at least one-half will be reserved from its proceeds from this offering, but quantification of the precise amount of the proceeds reserved for Twin Bridges will be made in a subsequent filing.
Risk Factors
14.	Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or a general business risk.
The risk factor subheadings have been revised as requested.
15.	Consider adding a risk factor disclosing any material impact on your operations from the payout to existing shareholders, including the U.S. tax indemnification, in the restructuring.
The amount of the planned payout to existing shareholders of unpaid earnings and profits is expected to be approximately $1,200,000. The Company believes that the U.S. tax indemnification to existing shareholders would be immaterial. The Company does not believe that there will be, in the aggregate, a material impact on operations from such payout and indemnification.
16.	Consider risk factor disclosure relating to the CRM Holdings and Twin Bridges credit facility agreements with KeyBank and the impact on operations for any default on the loans.
The Company anticipates paying off the loans made to CRM under its credit facility with KeyBank with the proceeds of the offering and not to make additional borrowings under such credit facilities. For these reasons, the Company does not anticipate a material impact on operations from CRM’s credit facility with KeyBank.
With respect to Twin Bridges, there are no borrowings under its letter of credit loan facilities. Rather, these letters of credit are in place to collateralize obligations pursuant to its reinsurance agreements with NY Marine & General, as is customary in this industry. The Company believes that it is very unlikely that these letters of credit would be drawn upon.

Risks Related to Our Business, beginning on page 10
We are dependent on our reinsurance business... page 10
17.	Please revise the risk factor to separate the risks of your dependence on your reinsurance business in general, on the one hand, and your dependence on NY Marine & General specifically, on the other hand. The text of these separate risk factors should follow independent risk factor headings. In addition, we note that the first paragraph of this risk factor appears to discuss overly detailed disclosure of your reinsurance business that is more appropriately located elsewhere in your document, such as on page 38 of your MD&A. The specific risk factor relating to your failing to secure your reinsurance obligations as required should be immediately apparent to the reader.
As requested, the relevant risk factor has been separated into two separate risk factors, with separate headings. Also as requested, the detailed disclosure of the Company’s reinsurance business has been removed, as such disclosure already appear under “Business — Our Reinsurance Business.”
18.	As a related matter, in the risk factor relating to your dependence on NY Marine & General you should discuss the termination provisions of your agreement as mentioned on page 61 of your document.
The requested disclosure regarding the termination provisions of the Company’s agreement with NY Marine & General has been added to the risk factor relating to the Company’s dependence on its relationship with NY Marine & General.
We may be deemed to have a conflict of interest...page 11
19.	Please disclose the date the suit was filed and describe the specific impact, if any, on operations from the filing of the claim. For example, disclose any material impact on revenues from the loss of the membership dues, management fee/commissions, etc. Disclose the status of your relations with the subject self-insured group and disclose whether the group represents one of your larger managed groups as mentioned in the following risk factor.
Disclosure of the date the suit was filed and that the group represents our largest group, has been added. The Company believes that there has been no material impact on operations from the filing of this claim. The self-insured group at issue in the claim has since executed a new four-year contract with CRM.
Our reinsurance business and our managed groups in California...page 12
20.	Please expand to briefly describe the regulatory approvals you require to continue operations in California.
The language has been clarified to state that the requisite approvals are only necessary to form new groups, rather than continue operations in California.
We intend to develop a program to offer fee-based services...page 14
21.	Please specify a time line for the expansion of services to the other entities mentioned in the risk factor. Please also revise the risk factor heading to clarify that the targeted third parties include entities that are not currently customers.
The requested disclosure has been made.
We depend on our key executives and may not be able... page 15
22.	Please expand to briefly describe the termination provisions of the employment contracts you plan to enter into.
The requested disclosure of the termination provisions of the agreements has been added to the relevant risk factor.
Our holding company structure and certain regulatory...page 17
23.	Consider adding a separate risk factor that highlights your dependence on income from Twin Bridges given that your U.S. subsidiaries are subject to the 30% withholding tax. We note your plans to expand your reinsurance business through Twin Bridges and contribute a “significant” amount of the proceeds from this offering to Twin Bridges.
As requested, an additional risk factor has been added, the subheading for which reads as follows:
U.S. withholding tax payable on dividends paid to CRM Holdings by our U.S. subsidiaries affects our ability to pay dividends and redeploy capital.

We and the groups we manage are subject to extensive regulation in the United States and Bermuda... page 17
24.	Revise this risk factor to discuss the regulatory framework of the United States and Bermuda (offshore regulatory framework) independently under separate risk factor headings. Bermuda regulations related to Twin Bridges should likewise be discussed in a separate risk factor and expanded to briefly describe the impact on Twin Bridges or CRM Holdings from failure to meet regulatory requirements. For example, we note on page 69 that Bermuda companies are prohibited from paying any dividends where solvency margins and minimum liquidity ratios are not met. Please also include a discussion of the extent to which you or your subsidiaries have been subject to penalties, fines, or suspensions for failure to meet any regulatory requirements that have materially impacted operations to date.
As requested, a new risk factor has been added, the subheading for which reads as follows:
Twin Bridges is subject to extensive regulation in Bermuda that may adversely affect its ability to achieve its business objectives. If Twin Bridges fails to comply with these regulations, it may be subject to penalties, including fines, suspensions and withdrawals of its insurance licenses.
25.	With respect to the disclosure regarding changes in laws and regulations in New York and California, please expand this discussion in a separate risk factor and briefly describe the anticipated changes and how they may impact your operations specifically. For example, your brief discussion relating to California’s proposed regulations on page 22 should be consolidated with the disclosure here in a separate risk factor discussing risks related to California regulatory changes only.
As requested, a new risk factor has been added, the subheading for which reads as follows:
The regulations applicable to workers’ compensation self-insured groups are undergoing review and probable change in both New York and California, and we may be adversely affected by any changes in those regulations.
Our business could be adversely affected by Bermuda employment restrictions, page 18
26.	Identify any key employees that currently hold Bermuda work permits, or that require Bermuda work permits, and disclose the related expiration dates on those permits. Please also specify how the failure to obtain a permit or extension on a permit for any particular employee identified may materially impact your operations specifically.
The requested disclosure has been added, which reads as follows:
While none of our employees currently holds a Bermuda work permit, we plan to obtain non-resident work permits for our Co-Chief Executive Officers, our General Counsel, our Chief Operating Officer and our Chief Financial Officer. We also plan to hire at least two employees in Bermuda, who could be either Bermudian or non-Bermudian. If we are unable to obtain work permits for any of these employees, we may not be able to conduct our business operations fully or effectively. If this were to occur, it would have a material adverse effect on our business, financial condition and results of operations.
CRM Holdings could be considered a U.S. corporation for U.S. federal income tax purposes... page 18
27.	Please quantify the contribution of share holdings in the respective exchanges and specify the amount of CRM Holdings stock held by the former U.S. shareholders of CRM and Eimar. Please also tell us how you arrived at your belief that the value of Twin Bridges is worth more than 20% of the combined value of CRM, CRM CA, Eimar, and Twin Bridges.
The Company will quantify the number of CRM Holdings shares to be held by the former U.S. shareholders of CRM and Eimar in a subsequent filing. These numbers will appear in the description of the restructuring under “Prospectus Summary —Organization and Principal Executive Offices” and elsewhere in the amended Registration Statement.
The Company arrived at its belief that the value of Twin Bridges is worth more than 20% of the combined value of CRM, CRM CA, Eimar, and Twin Bridges based upon a valuation received from independent appraisers. Disclosure to that effect has been added to the risk factor.
28. Disclose the current tax rate for CRM Holdings as a non-U.S. corporation for federal income tax purposes as compared to an IRS determined U.S. corporation.
The requested disclosure has been made on pages 22 of the amended Registration Statement.

\

We maybe deemed to be engaged in a U.S. trade or business or considered to be a personal holding company...page 19
29.	Define the reference to “Bermuda exempted” company. Disclose the basis for your belief that none of your subsidiaries should be considered personal holding companies. Please also clarify why you cannot determine the ultimate share ownership amounts for purposes of determining personal holding company status, and discuss how you will monitor the share ownership limits going forward. In addition, please disclose whether or not you have obtained an opinion of counsel with respect to the matters discussed in the risk factor.
The requested disclosure has been made on page 22 of the amended Registration Statement.
Future sales of common shares by our affiliates...page 22
30.	Please specify the amounts held by each executive of CRM Holdings after the restructuring. We may have further comment once you have filled in the blanks throughout this risk factor.
This disclosure will be provided in a subsequent amendment.
As a public company, our expenses...Page 23
31.	Your description of this risk related to your expenses and administrative workload and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 is generic because it applies to all public companies. Please delete or revise to reflect risks of non-compliance that are particular to your business.
The description of risks related to the Company’s expenses and administrative workload and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 has been revised as described in response to comment 31.
We will be exposed to risks related to internal controls over financial reporting...page 24
32.	It is unclear why you believe you will be exposed to risk related to your obligations under Section 404 given that you are still in the process of establishing internal controls. Please delete the references or advise us further as to how you may fail to comply with Section 404 specifically.
In response to comment 32, the risk factor has been revised, with subheadings that read as follows:

Our internal audit and reporting systems might not be effective in the future, which could increse the risk that we become subject to regulatory action or litigation or otherwise negatively impact our business.

We will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.
Upon closing of this offering, our principal shareholders...page 26,
33.	Please disclose the executive/management titles held by each named shareholder.
As requested, the relevant provision has been revised to read in part:
Upon closing of this offering Daniel G. Hickey, Sr., one of our directors, Daniel G. Hickey, Jr., our Co-Chief Executive Officer and Chairman of the Board, Martin D. Rakoff, our Co-Chief Executive Officer and Deputy Chairman of the Board, and Louis J. Viglotti, our General Counsel, collectively, will beneficially own approximately •% of our outstanding common shares and will possess approximately •% of the total voting power of our outstanding shares.
Use of Proceeds
34.	Please expand to discuss each of the principal purposes for which you intend to distribute the net proceeds from the offering and revise to estimate the amounts intended for each purpose. For example, estimate the amount reserved for the Twin Bridges business, and discuss your intention, if any, to use the proceeds for your California expansion. We note from the risk factor on page 12 the additional steps necessary to develop your California group management business. See Item 504 of Regulation S-K.
As requested, language has been added to the provision, such that the allocation of the Company’s net proceeds reads as follows:
We intend to use approximately $• of our net proceeds from this offering to provide additional surplus to Twin Bridges, $4,700,000 to pay the amount outstanding under our revolving credit facility with KeyBank National Association, or KeyBank, of which $3,500,000 was outstanding as of September 30, 2005, and the balance for general corporate purposes. From time to time we may contribute further amounts to Twin Bridges as additional surplus.

35.	To the extent you have not identified specified uses for a portion of the offering proceeds, please disclose capital deployment issues created by your structure that may impact your decisions on how to allocate the proceeds.
The requested disclosure has been added to the provision, such that the language now reads as follows:
Any decision to allocate to our U.S. subsidiaries a portion of our net proceeds from this offering may be constrained because we will be required to pay a 30% withholding tax on any distribution from our U.S. subsidiaries to us.
Capitalization, page 32
36.	Revise to include a column, after the historical combined data, showing the combined effect of all pro forma adjustments (i.e., the restructuring and the distribution) prior to the receipt and use of the offering proceeds, followed by a pro forma as adjusted column that gives effect to the offering.
The requested disclosure has been made on page 35 of the amended Registration Statement.
Overview, page 36
37.	Please disclose the percentage of your revenues and/or net income attributable to each of your segments.
The requested disclosure has been made on page 44 of the amended Registration Statement.
Business Trends and Conditions, page 39
38.	Provide support for the workers’ compensation growth rates in California, marking the relevant portions for our review.
As requested, documentation has been submitted herewith, demonstrating that worker’s compensation rates have increased by nearly 50% after taking into account significant average rate decreases during the last two years.
Six months ended June 30, 2005 ...page 43
39.	Expand your disclosure relating to the decrease in revenues from fee based management services attributable to groups in New York for the six months ended June 30, 2005 to describe more specifically the “modification” to your agreement with New York Workers’ Compensation Board. Please also consider risk factor disclosure relating to the impact on your operations resulting from changes in your agreements.
As requested, language has been added to the relevant provision, which language reads as follows:
Revenues attributable to our New York groups were adversely affected by lower fees received from the Healthcare Industry Trust of New York, or HITNY, our largest group, as a result of a modication to our agreement with HITNY. This modification changed the basis on which HITNY’s rates are calculated to negotiated rates from New York manual premium rates. The increase to New York manual premium rates passed by the New York Workers’ Compensation Board in July 2005 are effective for new and renewal business after October 1, 2005 and should positively impact management fee revenue that we receive from most of the New York groups we manage.
As requested, a risk factor has been added, relating to the impact on our operations resulting from changes in our agreements, the subheading for which reads as follows:
Our revenues may decrease if our insured groups obtain reduced rates under their management agreements with us.
Posting of Security by Twin Bridges, page 51
40.	Clarify that the guarantee on the letters of credit by existing shareholders will terminate upon the closing of the offering as disclosed on page 82. Please also describe the impact, if any, from the termination of the guarantee and add risk factor disclosure if applicable.

The requested disclosure has been made on page 60 of the amended Registration Statement. The Company has not experienced and does not anticipate any material impact from the termination of such guarantees.

Interest Rate Risk, page 52
41.	Please quantify your exposure to market risks for changes in interest rates. Refer to Item 305(a) of Regulation S-K.
The requested disclosure has been made on page 60 of the amended Registration Statement.
Bermuda Regulation, page 67
42.	In the last paragraph of this section, please disclose any material impact on the operations of Twin Bridges and CRM Holdings from the move to a “risk based” approach to licensing and supervising insurance companies in Bermuda. Please add any applicable risk factor disclosure.
As requested, additional disclosure has been added to this paragraph to read as follows:
We believe that the Bermuda Monetary Authority’s new risk based approach will not have a material impact on Twin Bridges’ operations.
No risk factor has been added because the Company believes that the Bermuda Monetary Authority’s new risk based approach would not have a material impact on its business.
Non-Employee Director Compensation, page 79
43.	Please disclose specifically, the amount you intend to compensate directors for their services in that capacity, or provide estimates if such information is not yet readily known.
The requested disclosure has been made on page 90 of the amended Registration Statement.
Employment Agreements, page 79
Please expand to disclose the terms of the employment agreements as currently contemplated, including severance provisions. Include also disclosure of the amounts payable to your executives for the nine months ended September 30, 2005 as part of the restructuring.
The requested disclosure of the employment agreements has been made on page 93 of the amended Registration Statement.

Other Agreements, page 82
44.	Please expand to identify the two non-management shareholders mentioned in the second sentence on page 83. Disclose also why these persons were “entitled” to the distributions and why they were offered as “guaranteed” payments. Please also disclose, in an appropriate section of your document, whether you intend to offer similar arrangements with any shareholders in the future.
The requested disclosure has been made on page 100 of the amended Registration Statement.
45.	Disclose whether Louis Rosner provided legal services in connection with this offering and the compensation paid to Louis Rosner to date. Disclose also whether you intend to retain his legal services in the future and for what purpose.
Louis Rosner has not provided legal services to the Company in connection with this offering. He provided certain services to the Company between February, 2001 and August, 2005, for which he has received compensation of approximately $32,000 in the aggregate. As requested, the following language has been added to the relevant provision:
We do not intend to retain his legal services in the future.
46.	Please clarify in your disclosure our understanding that Mr. Rakoff paid off the principal amount plus interest of the $200,000 advance.
As requested, the following language has been added, which reads as follows:
The $200,000 advance was later offset against the bonus earned and paid in December 2004.
U.S. Taxation of Holders of Shares, page 87
47.	We note here and in your risk factor section the material tax consequences on U.S. shareholders should CRM Holdings or Twin Bridges be classified as a Controlled Foreign Corporation or deemed a U.S. corporation for U.S. federal income tax purposes. Please file a tax opinion pursuant to Item 601 (b)(8) of Regulation S-K with respect to these matters or tell us why you have not filed an opinion as an exhibit.
The Company has not sought a tax opinion regarding Controlled Foreign Corporation status of CRM Holdings or Twin Bridges because this is primarily a factual matter, based upon the concentration of ownership after the offering. Any opinion of counsel would, of necessity, be based upon assumptions regarding such future ownership, which in turn would determine the opinion’s conclusion. Moreover, potential shareholders can avoid the adverse tax consequences of Controlled Foreign Corporation status, which apply only to 10% or larger U.S. shareholders, by purchasing less than 10 percent of the voting shares of the Company.
The Company has not sought a tax opinion regarding whether CRM Holdings will be deemed a U.S. corporation for U.S. federal income tax purposes, because this is a factual matter, based upon the relative value of Twin Bridges, on the one hand, and CRM, CRM CA and Eimar on the other. The Company has obtained a valuation from independent appraisers, and is relying on the factual conclusion contained therein for its conclusion that CRM Holdings should not be treated as a U.S. corporation for U.S. federal income tax purposes.
Voting Adjustments, page 93
48.	Disclose whether the voting restrictions apply to the existing shareholders who will become shareholders of CRM Holdings at the closing of the offering.
The requested disclosure has been made on page 111 of the amended Registration Statement:
Duties of Directors, page 96
49.	We note on page 97 that under your by-laws, shareholders waive all claims or rights of action that they may have but that the waiver does not extend to action that would render the waiver void pursuant to the Companies Act. Please expand to more fully describe the effect of the waiver and the impact on shareholder claims.
In response to this request, the following sentence has been added to the relevant provision, which reads as follows:
Presently the Companies Act restrictions in relation to this waiver refer solely to fraud or dishonesty on behalf of our directors and officers. Accordingly, our bye-laws contain restrictions that are consistent with the Companies Act, and provide for additional restrictions with respect to such waiver.
Underwriting, page 103

50.	Please briefly describe the circumstances under which the underwriters may terminate their obligation to purchase the securities under the agreement. Please confirm that the conditions to closing are consistent with a firm commitment offering. For guidance, refer to the staffs no-action position in The First Boston Corporation (avail. Sept. 3, 1985).
The Company confirms that the conditions to closing contained in the underwriting agreement relating to this offering are consistent with a firm commitment underwriting. The Company has revised the disclosure to clarify that the closing conditions contained in the underwriting agreement are customary and consistent with a firm commitment underwriting.
51.	Please provide more detailed disclosure of the financial services that have been provided to you and your affiliates by the managing underwriters.
The requested disclosure has been made on page 122 of the amended Registration Statement.
Combined Financial Statements and Notes
General
52.	We note your disclosure on page 39 that upon consummation of the restructuring, CRM, CRM CA and Eimar will be converted into corporations and will be subject to U.S. federal and state income tax. With respect to this change, and the restructuring and distributions discussed elsewhere in the filing, please explain to us how you considered the requirements of pro forma information in SAB Topic 1.B.2 and 3.
We have updated the selected combined financial information to include the pro forma information required by SAB Topic 1.B.2 and 3. We considered the requirements of SAB Topic 1.B.2 and 3 and Regulation S-K in preparing the update to this financial information.
53.	Please explain to us how you considered the disclosure requirements of SAB Topic 11:M relating to the adoption of recently issued accounting standards.
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying combined financial statements. A disclosure to that effect has been added to the end of Note 1.

Compensation Risk Managers, LLC and Affiliates
Note 1- Nature of Business and Significant Accounting Policies, page F-18
Basis of Accounting and Principles of Combination, page F-l8
54.	Please disclose your basis in GAAP for presenting combined financial statements and advise us. Please identify, if applicable, the controlling person, entity or group and explain your basis for this conclusion. Refer to the guidance in ARB 51 and EITF 02-5.
The issue of the presentation of combined historical financial statements was submitted to the SEC through the pre-clearance process, and we discussed the matter with G. Anthony Lopez, Associate Chief Accountant of the SEC. “Nature of Business” in Note 1 has been revised. The relevant disclosure now reads,
These entities, in substance, have identical beneficial ownership and common management and will be restructured into subsidiaries of a holding company to occur immediately prior to the completion of an initial public offering of common shares of CRM Holdings, Ltd. Management believes that the presentation of combined historical financial statements most accurately captures the substance of the historical economic relationship of the entities.
Fee-Based Management Services, page F-l 8
55.	Please explain to us the major terms of your fee-based management services agreements, including, but not limited to, the duration, the billing and payment requirements that you considered in your determination of how to recognize these revenues. Disclose the specific point in time that you recognize these revenues and tell us why you believe that the earning process is completed at that time. Disclose the accounting when you have further obligations related to the services provided. As part of your response, please cite the accounting literature that you are relying upon in your determination of how you account for these arrangements.
The Company’s contracts with the self-insured groups it manages are established with a term of five years. The contracts automatically renew for additional five-year terms unless terminated pursuant to contract provisions. The policy periods of the groups and trusts are administered on a year-to-year basis. The annual management fee is calculated on the basis of either manual premium (seven of the eight New York groups) or funded premium (the six California self-insured groups and one New York group) and is billed in monthly installments. Management fee revenue is recognized pro rata over the policy year in which services are provided.

The Company has revised page 47 and page F-19 to include the following disclosure:
In determining revenue recognition policy, the Company has been guided by FASB Statement of Financial Accounting Concepts No. 5 and SAB 101 and relies on the fact that the management fee is contractually determined, that the fee is realizable, and that the contract term is firm. All management services are provided within each respective policy period. As a result, no reserves for further obligations are recorded. Contractually, upon the termination of a management services agreement, all obligations of the parties to each other are ended.
56.	We noted that the self-insured groups in California pay the fees for claims management services directly to a third party administrator. Please tell us how you applied each indicator of gross and net reporting of EITF 99-19.
All contracts for claims services for the Company’s California self-insured groups are executed between the self-insured groups and the independent third party claims adjustment organizations. The Company does not act as a principal in any of the transactions, does not act as an agent or broker, receives no commission or other compensation in connection with the transaction, performs no services, and has no risk or reward of ownership, such as credit or collection exposure. Accordingly, the Company does not believe EITF 99-19 is applicable to provision of claims services for its California self-insured groups.
Note 10 Related Parties, page F-25
57.	Please clarify to us if Agency Captive has been included in, or excluded from, the combined financial statements and the basis for this accounting treatment. Also, explain to us how you will account for the transfer of the brokerage license to CRM by Mr. Hickey, Jr. and the basis for this accounting treatment. Please revise the note accordingly.
Agency Captive has been excluded from the combined historical financial statements because its operations will not be included in the restructuring transaction to occur immediately preceding the offering. Further, the agency activities, wholly-pass through transactions, that Agency Captive performs on behalf of CRM and CRM CA as a result of licenses it holds as described in Note 10 will be performed by CRM prospectively. The balance of the historical operations of Agency Captive have been in run-off since October 1, 2002 and will not be assumed or undertaken by the restructured entity. The disclosure in Note 10 has been revised to include the following disclosure:
The operations of Agency Captive have been excluded from the combined historical financial statements because Agency Captive and its run-off operations will not be a part of the restructuring described in Note 1.

There has been no value ascribed to the license and, accordingly, the transfer has no impact on the financial statements.
CRM Holdings, Ltd.
Note 1 Organization and Purpose, page F-30
58.	Please explain to us the nature of the relationship, if any, between Reid Finance Ltd. and Appleby Spurling Hunter and the combining entities and their stockholders or owners. Tell us what interest Reid Finance Ltd and the stockholders or owners of the combining entities will retain after the restructuring. Please revise the note accordingly.
The following language has been added to the relevant provision:
The partners of Appleby Spurling Hunter are the ultimate beneficial owners of Reid Finance Limited. All shares held by Reid Finance Limited will be purchased by the Company in connection with the restructuring of CRM Holdings.
59.	Please disclose how you will account for the restructuring and the basis for this accounting treatment.
The disclosure in Note 1 has been revised to include the following:
The restructuring transaction will be accounted for at historical cost of the combined entities because the restructuring transaction has been determined to lack substance.
Part II
Item 15. Recent Sales of Unregistered Securities
60.	Please include disclosure regarding the restructuring that will be completed in connection with this offering.
The requested disclosure has been made on page II-2 of the amended Registration Statement.
If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971. The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/ Roslyn Tom

Roslyn Tom

cc:	Daniel G. Hickey, Jr.
Louis J. Viglotti, Esq.
(CRM Holdings, Ltd.)

6.	Provide support for your statement that you are a leading provider of fee based management and other services for workers’ compensation self insured groups in New York and California, marking the relevant portions of any material provided for our review. We note the risk factor relating to intense competition in the workers’ compensation insurance business and your limited operating history in California.
As requested, documentation has been attached herewith, demonstrating that the Company is a leading provider of fee-based management and other services for workers’ compensation self-insured groups in New York and California. According to the Summary of Funding Status as of July 1, 2005, issued by the New York State Workers’ Compensation Board, there were 64 self-insured groups in the State of New York on such date. The chart sets forth the group administrator for each self-insured group listed. First Cardinal manages the most, with 11 of the listed groups and the Company manages the second most, with 8 of the listed groups. The Group Roster taken from the website of the California Department of Insurance on October 4, 2005 demonstrates that there were 23 self-insured groups in California on such date, with the Company managing the most with 6 of those groups, and Matrix Absence Management providing third-party administrative services to such groups. The Company believes that these attachments demonstrate that the Company is a leading provider of such fee-based management services in both New York and California.

New York State — Workers’ Compensation Board
Group Self-Insured Trusts
Summary of Funding Status as of
July 1, 2005
Please Refer To Notes Below For A Brief Description Of The Data Which Appear In Each Column
Information Presented Is Subject To Change At The Discretion of the Workers’ Compensation Board

1	2	3	4	5	6
		Most		Most
		Recent		Recent
		Fiscal Year		Fiscal Year
		Level I**	Regulatory	Level II**	Membership Status
		Review	Funding	Review	No New	Membership	No
Group Name	Group Administrator	Final	Position	Final	Members	Restricted	Restrictions
Associated Builders & Contractors Compensation Trust	Reller Risk Management	4/30/2004	No Funding Issues	4/30/2003			X
Automobile Dealers WC SI Trust	Consolidated Risk Services, Inc.	12/31/2004	Under Funded	12/31/2001	X
Automotive Service & Repair Self-Insurance Trust	New York Compensation Managers, Inc.	New Group	—	—	—	—	—
Baumann Self-Insurance Trust Fund	Self-Administered	8/31/2004	Under Funded		X
Beer Wholesalers Compensation Trust of New York	RMSCO, Inc.	12/31/2004	Under Funded	12/31/2001		X
Builders Self-Insurance Trust	Marsh USA, Inc.	9/30/2004	Under Funded	9/30/2003	X
Business Council WC Manufacturers Group SI Trust	First Cardinal Corporation	12/31/2003	No Funding Issues				X
Community Residence Insurance Savings Plan SI Trust	Program Risk Management, Inc.	11/30/2004	Under Funded	11/30/2002		X
Contractors Compensation Trust	First Cardinal Corporation	12/31/2003	No Funding Issues	12/31/2002			X
Contractors Self-Insurance Trust Fund	Neuman Claim Administrators, Inc.	9/30/2004	No Funding Issues	9/30/2002			X
Cooperative Association of Food Enterprises WC Trust	First Cardinal Corporation	12/31/2003	No Funding Issues				X
ELEC-CON Trust	First Cardinal Corporation	12/31/2003	No Funding Issues	12/31/2002			X
Electrical Employers Self-Insurance Safety Plan	Self Administered	12/31/2003	No Funding Issues				X
Elite Contractors Trust of New York	Compensation Risk Managers, LLC	9/30/2004	No Funding Issues	9/30/2002			X
Empire State Agricultural Compensation Trust	Agri Services Agency LLC	12/31/2004	No Funding Issues				X
Empire State Education Trust	First Cardinal Corporation	12/31/2003	No Funding Issues				X
Empire State Hospitality WC Trust	First Cardinal Corporation	12/31/2003	No Funding Issues				X
Empire State Transportation WC Trust	First Cardinal Corporation	12/31/2003	No Funding Issues	12/31/2002			X
ESTRA Self-Insurance Trust	Program Risk Management, Inc.	3/31/2004	Under Funded	3/31/2002		X
First Automotive Services Trust	First Cardinal Corporation	New Group	—	—	—	—	—
Health Care Providers Self-Insurance Trust	Program Risk Management, Inc.	10/31/2003	Under Funded	10/31/2002			X
Healthcare Industry Trust of New York	Compensation Risk Managers, LLC	9/30/2004	No Funding Issues	9/30/2002			X
Healthcare of New York Workers’ Compensation Trust	SAFE LLC	8/31/2004	No Funding Issues	8/31/2003			X
Healthcare Underwriters Mutual Risk Mgmt Group	Self Funding Inc.	12/31/2004	Under Funded	12/31/2002	X
Hudson Healthcare Workers’ Compensation Group Trust	Mathog & Moniello	12/31/2003	No Funding Issues	12/31/2002			X
Human Services Self-Insurance Trust Fund	FCS Administrators, Inc.	12/31/2004	Under Funded	12/31/2001		X
Independent Grocers WC Self Insurance Trust	Hatch Leonard Naples, Inc.	12/31/2003	Under Funded		X
Long Term Care Risk Management Group	First Niagara Risk Management, Inc.	12/31/2003	Under Funded	12/31/2002	X
Manufacturing Industry WC Self-Insurance Trust	Consolidated Risk Services, Inc.	12/31/2004	Under Funded	12/31/2001	X
Manufacturing Self-Insurance Trust Fund	New York Compensation Managers, Inc.	11/30/2004	Under Funded	11/30/2002	X
McGuire Group Trust	Self Administered	12/31/2004	Under Funded		X
Mercantile Self-Insurance Trust	New York Compensation Managers, Inc.	12/31/2003	Under Funded	12/31/2002	X

Questions should be directed to: Randi Gordon Workers’ Compensation Board Self Insurance Office (randi.gordon@wcb.state.ny.us)	Page No. 1 of 3 group status (2).xls

1	2	3	4	5	6
		Most		Most
		Recent		Recent
		Fiscal Year		Fiscal Year
		Level I**	Regulatory	Level II**	Membership Status
		Review	Funding	Review	No New	Membership	No
Group Name	Group Administrator	Final	Position	Final	Members	Restricted	Restrictions
Metal Goods and Manufacturers Insurance Trust Fund	Neuman Claim Administrators, Inc.	12/31/2004	Under Funded		X
New York Bus Operators Compensation Trust	Arthur J. Gallagher & Co.	12/31/2003	No Funding Issues	12/31/2002			X
New York Choice Self-Insurance Trust	FCS Administrators, Inc.	9/30/2004	No Funding Issues	9/30/2001			X
New York College & University Risk Management Group	Marsh USA, Inc.	12/31/2003	No Funding Issues				X
New York Healthcare Facilities WC Trust	Hamilton Wharton Group, Inc.	12/31/2004	Under Funded	12/31/2002	X
New York Lumbermen’s Insurance Trust Fund	W. J. Cox Associates, Inc.	12/31/2003	No Funding Issues	12/31/2002			X
New York McDonald’s Operators WC Trust	First Cardinal Corporation	12/31/2003	No Funding Issues				X
New York Operators Self Insurance Trust	Arthur J. Gallagher & Co.	12/31/2003	No Funding Issues				X
New York Petroleum Associations Compensation Trust	First Cardinal Corporation	12/31/2003	No Funding Issues				X
New York State Cemeteries Trust	Compensation Risk Managers, LLC	1/31/2004	No Funding Issues				X
New York State Health Providers WC Trust	Self Administered	12/31/2003	No Funding Issues	12/31/2002			X
New York State Motor Truck Association Comp Trust	Hughes Affiliates	6/30/2004	No Funding Issues	6/30/2003			X
Niagara Business Trust	FCS Administrators, Inc.	12/31/2004	No Funding Issues	12/31/2001			X
Northeast Health Workers’ Compensation Plan	Self-Administered	12/31/2004	Under Funded		X
NY Transportation Workers’ Compensation Trust	First Cardinal Corporation	12/31/2003	No Funding Issues	12/31/2002			X
NYAHSA Services, Inc. Self Insurance Trust	Cool Insurance Agency	12/31/2003	Under Funded	12/31/2001		X
NYSARC Workers’ Compensation Trust	First Cardinal Corporation	12/31/2003	Under Funded				X
OHI Workers’ Compensation Trust	Cody Management Services	12/31/2004	No Funding Issues				X
Printing Industries Association WC SI Trust	Neuman Claim Administrators, Inc.	3/31/2004	Under Funded	3/31/2004		X
Provider Agency Trust for Human Services	Consolidated Risk Services, Inc.	12/31/2004	Under Funded	12/31/2001	X
Public Entity Trust of NY	Compensation Risk Managers, LLC	12/31/2003	No Funding Issues				X
Real Estate Management Trust of New York	Compensation Risk Managers, LLC	12/31/2004	No Funding Issues				X
Retail & Wholesale Industry WC Self Insurance Trust	Consolidated Risk Services, Inc.	12/31/2004	Under Funded	12/31/2001	X
Retailers of New York Workers’ Compensation Trust	First Cardinal Corporation	12/31/2003	No Funding Issues				X
Selective Safety Trust	First Cardinal Corporation	12/31/2003	No Funding Issues	12/31/2002			X
Special Trades Contracting & Construction Trust	New York Compensation Managers, Inc.	9/30/2004	Under Funded	9/30/2002	X
Team Transportation Workers’ Comp Trust	Consolidated Risk Services, Inc.	12/31/2003	Under Funded	12/31/2001		X
Trade Industry WC Trust for Manufacturers	Compensation Risk Managers, LLC	12/31/2003	No Funding Issues				X
Transportation Industry Workers’ Compensation Trust	Compensation Risk Managers, LLC	12/31/2003	No Funding Issues	12/31/2002			X
ViaHealth Workers’ Compensation Trust	Self-Administered	12/31/2004	Under Funded		X
Western New York Hospital Risk Management Group	Marsh USA, Inc.	12/31/2004	Under Funded		X
Wholesale & Retail WC Trust of New York	Compensation Risk Managers, LLC	9/30/2004	No Funding Issues	9/30/2002			X

Questions should be directed to: Randi Gordon Workers’ Compensation Board Self Insurance Office (randi.gordon@wcb.state.ny.us)	Page No. 2 of 3 group status (2).xls

Column 1 - The name of the Group Self-Insured Trust approved to operate in the state of New York.
Column 2 - The organization designated as the Group Administrator, responsible for the Group’s compliance with the various provisions of the Rules and Regulations.
Column 3 - Every Group Trust may determine its own fiscal year end. Regardless of the year end chosen, annual reports are due to the WCB within 120 days of the year end. The date which appears in this column represents the last fiscal year for which annual reports were received and reviewed by the WCB.
Column 4 - The funding position summarized in Column 4 represents the WCB’s determination of the regulatory funding position of the Group for the fiscal year noted in Column 3. This determination is made based upon a number of factors, including the most recent Level I** and Level II** Reviews performed on that Trust, and the definition of acceptable assets and liabilities provided in the Rules and Regulations which govern Group Trusts. “No Funding Issues” shown in Column 4 is utilized for those Groups that meet or exceed the minimum funding requirements. Groups shown as “Under Funded” did not meet the minimum regulatory funding requirements. A funding position that is depicted as “Under Review” represents a situation whereby data is still being analyzed, and a final determination for that fiscal period has not yet been made; it does not necessarily denote that any significant funding issues exist.
Column 5 - The year which appears in Column 5 represents the fiscal year end of the most recent Level II Review finalized for each Group. It is important to note that if a Level II Review has been scheduled or is in process, the year shown will not be updated until the report for that review has been finalized and shared with the Group.
Column 6 - If a Group Trust has been deemed to be under funded on a regulatory basis, the WCB may impose various restrictions on that Group until such time as the WCB consider the Group to be adequately funded. These restrictions may include, but are not necessarily limited to: no new member admitted to the group or members admitted on a limited basis (either in terms of the number of new members and/or the amount of discount that can be offered). Any restrictions currently in force are presented in Column 6. Those under funded Groups that are not allowed to admit new members at this time have either not finalized an acceptable remediation program with the WCB, or the remediation program in place does not include admitting new members to the Group.
**A Level I Review consists of an analysis of all financial, actuarial and payroll information submitted by the Group as part of the annual reporting process; Level I reviews are performed annually by Board personnel. A Level II Review consists of a more in-depth and targeted review of a Group’s financial condition performed by Board personnel with the assistance of outside consultants, inducing financial and actuarial experts; Level II Reviews are typically performed once every three years, and/or when deemed necessary by the WCB.

Questions should be directed to: Randi Gordon Workers’ Compensation Board Self Insurance Office (randi.gordon@wcb.state.ny.us)	Page No. 3 of 3 group status (2).xls

CALIFORNIA
Group Roster
10/4/2005
4500
Rob Kramer, Administrator
Auto Dealers Compensation of California, Inc.
1831 K Street
Sacramento, California 95814
916-244-1117
SIC Code:55
TPA: Risk Enterprise Management Limited
          3230 East Imperial Highway, Suite 300
          Brea, Ca. 92821
4501
Caryn Riffi, ARM Assistant Vice President
Guardian Comp Inc.
255 Great Valley Parkway, Suite 200
Malvern, PA 19355
610-647-4466
SIC Code:80
TPA: LWP Claims Solutions, Inc.
          3835 North Freeway Blvd., Suite 210
          Sacramento, Ca. 95824
4502
Barbara Stone, California State Manager
California Truckers Safety Association
985 Old Eagle School Road, Suite 504
Wayne, PA 19087
610-975-8262
SIC Code:42
TPA: Ward North America, LP
          17862 east 17th Street, Suite III
          Tustin, Ca. 92780
4503
Thomas Wheeler, President
California Contractors Network, Inc.
2151 Convention Center Way, Suite 203
Ontario, California 91764
800-592-0047
SIC Code:17
TPA: F.A. Richard & Associates, Inc.
          2525 Cherry Avenue, Suite 350
          Signal Hill, Ca. 90755
4504
Loretta DeNardo, Compliance Manager
Preferred Auto Dealers Self Insurance Program, Inc.
386 Violet Avenue
Poughkeepsie, NY 12601
845-452-4100
SIC Code:55
TPA: Matrix Absence Management
          3602 Inland Empire Blvd., #C-230
          Ontario, Ca. 91764
4505
Loretta DeNardo, Compliance Manager
Contractors Access Program of California
386 Violet Avenue
Paughkeepsie, NY 12601
845-452-4100 ext. 2180
SIC Code:l7
TPA: Matrix Absence Management
          3602 Inland Empire Blvd., #C-230
          Ontario, Ca. 91764
4506
Caryn Riffi, ARM Assistant Vice President
Elite Golf Club Program, Inc.
255 Great Valley Parkway, Suite 200
Malvern, PA 19355
610-647-4466
SIC Code:79
TPA: LWP Claims Solutions, Inc.
          3835 North Freeway Blvd, Suite 210
          Sacramento, Ca. 95834
4507
Loretta DeNardo, Compliance Manager
Plastics Manufacturers Self Insurance Program, Inc.
386 Violet Avenue
Poughkeepsie, NY 12601
845-452-4100 ext.2180
SIC Code:32
TPA: Matrix Absence Management
          3602 Inland Empire Blvd., #C-230
          Ontario, Ca. 91764
4608
Gene Axtell, Chief Operating Officer, Affinity Group
Credit Union Self Insured Group of California, Inc.
1568 Creekside Drive, Suite 106
Folsom, California 95630
916-983-3387
SIC Code:60
TPA: Acclamation Insurance Management Services
          770 E. Shaw, Suite 209
          Fresno, Ca. 93729
4509
Rob Leong, Group Administrator
Auxiliary Organizations Workers’ Compensation Plans, Inc.
600 Montgomery Street, 9th Floor
San Francisco, California 94111
415-403-1400
SIC Code:82
TPA: Octagon
          2101 Webster Street, Suite 645
          Oakland, CA. 94612

Group Roster
10/4/2005
4510
Gene Axtell, Chief Operating Officer
Beverage Distributors of California Self Insured Group Inc.
1568 Creekside Drive, Suite l06
Folsom, California 95630
916-983-3387
SIC Code:42
TPA: Acclamation Insurance Management Services
          1451 River Park Drive, Suite 130
          Sacramento, Ca. 95815
4511
David Bramwell, Director
Cornerstone Comp., Inc. c/o Monument, LLC
225 Great Valley Parkway, Suite 200
Malvern, PA 19355
610-647-4466
SIC Code:82
TPA: LWP Claims Solutions, Inc.
          3835 North Freeway Blvd., Suite 210
          Sacramento, Ca. 95834
4512
Eric Egeland, VP Operations-Western Region
Healthcare Industry Self Insurance Program of California
112 Delafield Street
Poughkeepsie, NY 12601
845-452-4100
SIC Code:62
TPA: Matrix Absence Management, Inc.
          3602 Inland Empire Blvd., #C-230
          Ontario, Ca. 91764
4513
Angela Jean, Group Administrator
Nonprofits United Workers’ compensation Group, Inc.
1831 “K” Street
Sacramento, California 95814
916-244-1122
SIC Code:06
TPA: Gregory B. Bragg & Associates
          One Sierra Gate Plaza, Suite 345B
          Roseville, Ca. 95678
4514
Rick Brush, Group Administrator
California Private Schools Workers’ Compensation Self Insurance
1831 K Street
Sacramento, California 95814
800-541-4591
SIC Code:06
TPA: Tristar Risk Management
          390 N. Wiget Lane
          Walnut Creek, Ca. 94598
4515
David Bramwell, Director
Quality Com, Inc. c/o Monument LLC
255 Great Valley Parkway, Suite 200
Malvern, PA 19355
610-647-4466
SIC Code:93
TPA: LWP Claims Solutions, Inc.
          3835 North Freeway Blvd., Suite 210
          Sacramento, Ca. 95834
4516
Thomas Wheeler, Group Administrator
California Agricultural Network, Inc.
2151 Convention Center Way, Suite 203
Ontario, California 91764
800-592-0047
SIC Code:0l
TPA: Pegasus Risk Management, Inc.
          642 Galaxy Way
          Modesto, Ca. 95356
4517
Beth Rodriguez, Administrative Service Specialist
California Restaurant Mutual Benefit Corporation
1771 E. Flamingo Road, Suite 223B
Las Vegas, NV 89119
888-529-1034
SIC Code:58
TPA: Intercare Insurance Services
          3010 Lava Ridge Court, Suite 200
          Roseville, Ca. 95661
4518
Eric Egeland, Vice President of R & D
Western Independent Bankers Self Insurance Program of California
386 Violet Avenue
Poughkeepsie, NY 12601
845-452-4100
SIC Code:52
TPA: Matrix Absence Management, Inc.
          3602 Inland Empire blvd., #C-318
          Ontario, Ca. 91764
4519
Michael Kiger, President
Auto Dealer Access, Inc.
2500 Via Cabrillo Marina
San Pedro, Ca 90731
310-832-8900
SIC Code:44
TPA: Broadspire Services, Inc.
          2390 Orangewood Plaza, 4th Floor
          Anaheim, Ca. 92806

Group Roster
10/4/2005
4520
David Bramwell, Managing Director
Victory Comp, Inc.
255 Great Valley Parkway, Suite 200
Malvern, PA 19355
610-647-4466
SIC Code:83
TPA: LWP Claims Solutions, Inc.
          3835 North Freeway Blvd., Suite 210
          Sacramento, Ca. 95834
4521
Thomas Wheeler, Group Administrator
California Farm Management, Inc.
2151 Convention Center Way, Suite 203
Ontario, CA 91764
800-592-0047
SIC Code:51
TPA: F.A. Richards & Associates, Inc.
          2525 Cherry Avenue, Suite 350
          Signal Hill, Ca. 90755
4522
Loretta DeNardo, Compliance Manager
Vintners and Independent Producers Self Insurance Program
386 Violet Avenue
Poughkeepsie, NY 12601
845-452-4100
SIC Code:31
TPA: Matrix Absence Management, Inc.
          3602 Inland Empire blvd., #C-318
          Ontario, Ca. 91764

38.	Provide support for the workers’ compensation growth rates in California, marking the relevant portions for our review.
As requested, documentation has been attached herewith, demonstrating that worker’s compensation rates have increased by nearly 50% after taking into account significant average rate decreases during the last two years. The attached excerpt from the National Council on Compensation Insurance, Inc. sets forth the net effective increase or decrease of base rates in the State of California. Such base rates increased 18.4% during the period from January 1, 1999 to January 1, 2000 and continued to increase over 10% during each of the three following one-year periods. Notwithstanding that base rates have decreased in each of the two most recent years, the total net effective increase over the period from January 1, 1999 to January 1, 2005 is nearly 50%.

PREMIUM LEVEL CHANGES	EXHIBIT II
CALIFORNIA(1)

							Premium Level Change (%)
	Effective			Benefit
Effective Year	Date	Experience (%)		Change (%)	Misc (%)		Outstanding	New & Renewal

1990	January 1	4.9		1.5	(1.5)		—	4.9
	March 1	—		1.0	—		—	1.0	(2)
1991	January 1	3.3	(2)	3.9	(1.5)		3.9	5.8
1992	January 1	0.3		1.2	(0.3)		1.0	1.2
	July 1	7.8		(1.0)	—		—	6.7	(4)
1993	January 1	0.5	(3)	—	—		—	0.5
	July 16	(7.0)		—	—		(7.0)	(7.0)
1994	January 1	(0.7	)(3)	(9.3)	(3.1)		—	(12.7)
	October 1	(19.6)		0.3	4.2		(16.0)	(16.0)
1995	January 1	Competitive Rating Law Effective(6)
	January 1	(0.7)		1.4	(1.2	)(3)	—	(0.5	)(6)
1996	January 1	6.8		1.3	2.9		—	11.3
1997	January 1	(6.5)		—	0.3	(3)	—	(6.2)
1998	January 1	(1.4)		—	(1.1	)(3)	—	(2.5)
1999	January 1	0.8		—	(0.8)		—	0.0
2000	January 1	16.1		0.8	1.2		—	18.4
2001	January 1	10.8		—	(0.6)		—	10.1
2002	January 1	12.0		—	(1.6)		—	10.2
	July 1	10.4		—	(0.3)		—	10.1
2003	January 1	3.1		7.4	(0.2)		4.9	10.5
	July 1	6.4		1.5	(0.7)		—	7.2
2004	January 1	6.9		(18.5)	(2.3)		—	(14.9)
	July 1	2.5		(10.8)	1.7		—	(7.0)
2005	January 1	3.2		(3.8)	(1.5)		—	(2.2)

(1)	Among other things, the California State Fund operates as a market of last resort in the state.

(2)	Also applies to the outstanding portion of January and February 1990 policies.

(3)	Includes rate adjustment for off-balance of experience rating plan.

(4)	Also applies to the outstanding portion of policies with normal anniversary dates on or after January 1, 1992.

(5)	Subsequent to this date, all rating bureau filings are made on an advisory basis pursuant to state regulation. Advisory changes shown on or after this date are for loss costs.

(6)	This is the first advisory loss cost approval in California.
Data Source: Workers’ Compensation Insurance Rating Bureau of California

2